FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 4, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 4, 2005                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                             GlaxoSmithKline PLC


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 200,000 of its Ordinary shares of 25 pence each ("shares") on 3 March 2005 at a price of 13.0863 pence per share.


The Company intends to hold these shares in Treasury.


Following the purchase of these shares, the Company holds 76,848,000 of its shares in Treasury and has 5,862,997,296 shares in issue (excluding Treasury shares).


This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

03 March 2005        Abacus  (GSK)   Trustees   Limited,   as  trustee  of  the
                     GlaxoSmithKline   Employee   Trust,   ("the  GSK  Trust"),
                     transferred 192,838 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share
                     Option Plan 1991.



The Company was advised of these transactions on 04 March 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

04 March 2005

                    Publication of GlaxoSmithKline plc's
                    2004 Annual Report and 2004 Annual Review

Today, 4th March 2005, GlaxoSmithKline plc published on the Company's website, www.gsk.com, the Company's Annual Report and Annual Review in respect of the year ended 31st December 2004. Hard copy versions of each of these publications together with the Company's Notice of Annual General Meeting will be sent to shareholders and submitted to the UK Listing Authority on or about 24th March 2005.

S M Bicknell
Company Secretary
4th March 2005

  GSK Announces Disruption of Supply for Paxil CR and Avandamet


March 4, 2005 - GlaxoSmithKline (GSK) said today that the US Food and Drug Administration has halted distribution of supplies of two of its medicines due to manufacturing issues: Avandamet (rosiglitazone maleate / metformin hydrochloride) tablets, used to treat type 2 diabetes, and Paxil CR (paroxetine hydrochloride controlled release) tablets, a treatment for depression and several anxiety disorders.

The FDA action relates to all strengths of Paxil CR (12.5 mg, 25 mg, and 37.5 mg) as well as Avandamet (1 mg, 2 mg, and 4 mg). In the short term, it is expected that the FDA action will result in a shortage of patient supplies for both of these medicines.

GSK believes that the manufacturing issues do not pose a health risk to patients. GSK agrees with the FDA that patients who use these two medicines should continue taking their tablets and talk with their healthcare provider if they have questions.

The company is working with the FDA to resolve these issues as quickly as possible.

S M Bicknell
Company Secretary

4 March 2005




GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information visit www.gsk.com.



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Enquiries:   UK Media                        Philip Thomson     (020) 8047 5502
                                             David Mawdsley     (020) 8047 5502
                                             Chris Hunter-Ward  (020) 8047 5502

             US Media                        Nancy Pekarek      (215) 751 7709
                                             Mary Anne Rhyne    (919) 483 2839
                                             Patricia Seif      (215) 751 7709

             European Analyst / Investor     Duncan Learmouth   (020) 8047 5540
                                             Anita Kidgell      (020) 8047 5542

             US Analyst / Investor           Frank Murdolo      (215) 751 7002
                                             Tom Curry          (215) 751 5419

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